SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 2)

UNITED FUEL & ENERGY CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

910425107

(CUSIP NUMBER)

Falcon Seaboard Investment Company, L.P.
109 North Post Oak Lane, Suite 540
Houston, Texas 77024
Tel. No.: (713) 961-8158
E.H. (Gene) Dewhurst

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 910425107	13D/A	Page 2 of Pages 9

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Falcon Seaboard Investment Company, L.P. 76-0510121
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,290,000 (1)
	8	SHARED VOTING POWER 5,884,233 (2)
	9	SOLE DISPOSITIVE POWER 2,290,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,174,233 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14		TYPE OF REPORTING PERSON PN

(1)
Includes 3,000 shares of the Issuer’s Series A Preferred Stock, par value $0.001, which are convertible into 2,000,000 shares of the Issuer’s common stock, par value $0.001 as of the date of this filing.

(2)
Includes 4,788,500 shares of common stock beneficially held by Thomas E. Kelly, the Issuer’s Vice Chairman of the Board and 1,095,733 shares of common stock beneficially held by Charles McArthur, a director and the Chief Executive Officer of the Issuer. Falcon Seaboard Investment Company, L.P. and Messrs. Kelly and McArthur have entered into a Voting Agreement, as described in Item 6.

CUSIP No. 910425107	13D/A	Page 3 of Pages 9

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FSI Management L.L.C. 76-0510122
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,290,000 (1)
	8	SHARED VOTING POWER 5,884,233 (2)
	9	SOLE DISPOSITIVE POWER 2,290,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,174,233 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14		TYPE OF REPORTING PERSON OO

(1)
Includes 3,000 shares of the Issuer’s Series A Preferred Stock, par value $0.001, which are convertible into 2,000,000 shares of the Issuer’s common stock, par value $0.001 as of the date of this filing.

(2)
Includes 4,788,500 shares of common stock beneficially held by Thomas E. Kelly, the Issuer’s Vice Chairman of the Board and 1,095,733 shares of common stock beneficially held by Charles McArthur, a director and the Chief Executive Officer of the Issuer. Falcon Seaboard Investment Company, L.P. and Messrs. Kelly and McArthur have entered into a Voting Agreement, as described in Item 6.

CUSIP No. 910425107	13D/A	Page 4 of Pages 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Dewhurst Trust U/A dated June 27, 2000 76-0509868
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,290,000 (1)
	8	SHARED VOTING POWER 5,884,233 (2)
	9	SOLE DISPOSITIVE POWER 2,290,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,174,233 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14		TYPE OF REPORTING PERSON OO

(1)
Includes 3,000 shares of the Issuer’s Series A Preferred Stock, par value $0.001, which are convertible into 2,000,000 shares of the Issuer’s common stock, par value $0.001 as of the date of this filing.

(2)
Includes 4,788,500 shares of common stock beneficially held by Thomas E. Kelly, the Issuer’s Vice Chairman of the Board and 1,095,733 shares of common stock beneficially held by Charles McArthur, a director and the Chief Executive Officer of the Issuer. Falcon Seaboard Investment Company, L.P. and Messrs. Kelly and McArthur have entered into a Voting Agreement, as described in Item 6.

CUSIP No. 910425107	13D/A	Page 5 of Pages 9

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin H. Young, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,290,000 (1)
	8	SHARED VOTING POWER 5,884,233 (2)
	9	SOLE DISPOSITIVE POWER 2,290,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,174,233 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14		TYPE OF REPORTING PERSON IN

(1)
Includes 3,000 shares of the Issuer’s Series A Preferred Stock, par value $0.001, which are convertible into 2,000,000 shares of the Issuer’s common stock, par value $0.001 as of the date of this filing.

(2)
Includes 4,788,500 shares of common stock beneficially held by Thomas E. Kelly, the Issuer’s Vice Chairman of the Board and 1,095,733 shares of common stock beneficially held by Charles McArthur, a director and the Chief Executive Officer of the Issuer. Falcon Seaboard Investment Company, L.P. and Messrs. Kelly and McArthur have entered into a Voting Agreement, as described in Item 6.

CUSIP No. 910425107	13D/A	Page 6 of Pages 9

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) E.H. (Gene) Dewhurst
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,290,000 (1)
	8	SHARED VOTING POWER 5,884,233 (2)
	9	SOLE DISPOSITIVE POWER 2,290,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,174,233 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14		TYPE OF REPORTING PERSON IN

(1)
Includes 3,000 shares of the Issuer’s Series A Preferred Stock, par value $0.001, which are convertible into 2,000,000 shares of the Issuer’s common stock, par value $0.001 as of the date of this filing.

(2)
Includes 4,788,500 shares of common stock beneficially held by Thomas E. Kelly, the Issuer’s Vice Chairman of the Board and 1,095,733 shares of common stock beneficially held by Charles McArthur, a director and the Chief Executive Officer of the Issuer. Falcon Seaboard Investment Company, L.P. and Messrs. Kelly and McArthur have entered into a Voting Agreement, as described in Item 6.

CUSIP No. 910425107	13D/A	Page 7 of Pages 9

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $0.001 (the “Shares”), of United Fuel & Energy Corporation, a Nevada corporation (the “Issuer”).

This Amendment No. 2 to Schedule 13D is being filed to amend and restate Item 5, Item 6 and Item 7. The Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer.

(a) Each of the Reporting Persons may be deemed the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 of the 8,174,233 Shares that are (i) held for the account of Falcon Seaboard Investment Company, L.P. (“Falcon”), and (ii) beneficially held by Messrs. Kelly and McArthur. Such shares represent approximately 19.3% of the 39,885,297 Shares outstanding as of October 11, 2007 (increased by 2,000,000 shares of common stock into which the 3,000 shares of Series A Preferred Stock may be converted at any time and increased further by 500,000 presently exercisable stock options).

(b)  (i) Falcon has the sole power to direct the voting and disposition of the 2,290,000 Shares held for its account and each of FSI Management L.L.C. (“GPCo”, as the general partner of Falcon), the David Dewhurst Trust U/A dated June 27, 2000 (the “Trust” as the managing member of GPCo), Martin H. Young, Jr. and E.H. (Gene) Dewhurst (as a result of their positions as Trustees of Trust) may be deemed to have the sole power to direct the voting and disposition of the 2,290,000 Shares held for the account of Falcon.

(ii) Pursuant to the Voting Agreement described in Item 6, Falcon has the shared power to vote 5,884,233 Shares beneficially held by Messrs. Kelly and McArthur. As such, GPCo, Trust, Martin H. Young, Jr. and E.H. (Gene) Dewhurst may be deemed to have the shared power to direct the voting of the 5,884,233 Shares held Messrs. Kelly and McArthur.

(c) Except as described in Item 3, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Statement on Schedule 13D by any of the Reporting Persons.

(d) The limited partners of Falcon have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in Falcon LP.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In April 2006, McArthur, Thomas E. Kelly, the Issuer’s Vice Chairman of the Board, entered into a Voting Agreement with Falcon, pursuant to which McArthur and Mr. Kelly agreed to vote (or cause to be voted) all of their Shares (and any and all securities issued or issuable in respect thereof) in favor of electing one member designated by Falcon to the Issuer’s board of directors and against (or to otherwise withhold votes from) any nominees for election to the Issuer’s board of directors to whom Falcon has notified them that it reasonably objects.

In connection with the completion of the Issuer’s acquisition of Cardlock Fuels System, Inc. on October 5, 2007, Falcon entered into a Stockholders Agreement with Frank P. Greinke, the Greinke Business Living Trust dated April 20, 1999, Thomas E. Kelley and Charles McArthur. Pursuant to the terms of this Stockholders Agreement, Falcon, Mr. Kelly and Mr. McArthur agreed, for a period ending on October 5, 2008, to vote all of their shares at any of the Issuer’s stockholders meetings in favor of Mr. Greinke’s election to the Issuer’s board of directors. In turn, Mr. Greinke and the Trust agreed to vote all of their shares at any stockholders meeting, over the same time period, AGAINST any action to remove any member of the Issuer’s board of directors, FOR any action to reelect the existing members of the Issuer’s board of directors, and otherwise in accordance with the written recommendations of Mr. McArthur.

CUSIP No. 910425107	13D/A	Page 8 of Pages 9

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.1.
Voting Agreement dated April 21, 2006, by and among Falcon Seaboard Investment Company, L.P., Thomas E. Kelly and Charles McArthur (incorporated by reference to Exhibit 99.2 to that certain Schedule 13D filed by Falcon Seaboard Investment Company, L.P. with respect to the Company on May 5, 2006).

99.2.
Stockholders Agreement dated October 5, 2007, by and among United Fuel & Energy Corporation, a Nevada corporation, Frank P. Greinke, Frank P. Greinke, as Trustee under the Greinke Business Living Trust dated April 20, 1999, Thomas E. Kelly, Falcon Seaboard Investment Company, L.P., and Charles McArthur (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on October 11, 2007).

CUSIP No. 910425107	13D/A	Page 9 of Pages 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated: October 30, 2007

FALCON SEABOARD INVESTMENT COMPANY, L.P.

By:	/s/ Gene Dewhurst
E.H. (Gene) Dewhurst
Vice-President-Finance & Treasurer of FSI Management L.L.C, its general partner

FSI MANAGEMENT, L.L.C.

By:	/s/ Gene Dewhurst
E.H. (Gene) Dewhurst,
Trustee of David Dewhurst Trust U/A dated June 27, 2000, its managing member

DAVID DEWHURST TRUST U/A DATED JUNE 27, 2000

By:	/s/ Marty H. Young, Jr.
Martin H. Young, Jr., Trustee

By:	/s/ Gene Dewhurst
E.H. (Gene) Dewhurst, Trustee

/s/ Marty H. Young, Jr.
Martin H. Young, Jr.

/s/ Gene Dewhurst
E.H. (Gene) Dewhurst